Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261949

Prospectus Supplement No. 2

(To Prospectus Dated May 24, 2022)

Grab Holdings Limited

2,387,815,268 CLASS A ORDINARY SHARES,

16,000,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES AND

16,000,000 CLASS A ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 24, 2022 (as supplemented to date, the “Prospectus”), related to the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors-in-interest that receive any of the securities being offered and resold hereunder as a gift, distribution, or other non-sale related transfer of up to 2,387,815,268 Class A Ordinary Shares, (b) up to 16,000,000 Warrants, and (c) up to 16,000,000 Class A Ordinary Shares issuable upon exercises of the Warrants, with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on May 19, 2022 (the “Form 6-K”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Ordinary Shares and Warrants are listed on the Nasdaq Stock Market LLC, or “NASDAQ,” under the trading symbols “GRAB” and “GRABW,” respectively. On May 24, 2022, the closing price for our Class A Ordinary Shares on NASDAQ was $2.55 per share. On May 24, 2022, the closing price for our Warrants on NASDAQ was $0.4950 per unit.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 25, 2022.

EXPLANATORY NOTE

On May 24, 2022, the Registrant filed the Prospectus Supplement No. 1 (the “Prospectus Supplement No. 1”) to update and supplement the information contained in the Prospectus with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on May 19, 2022; however, the material information contained in the Form 6-K was erroneously omitted from the Prospectus Supplement No. 1. The Registrant is filing this Prospectus Supplement No. 2 (the “Prospectus Supplement No. 2”) to attach the material information contained in the Form 6-K.

Grab Reports First Quarter 2022 Results

• Outperformed Q1 GMV and TPV guidance for deliveries, mobility and financial services

• GMV of $4.8 billion, grew 32% year-over-year (“YoY”),

• Revenue $228 million, up 6% YoY

• Loss for the period of $435 million, a 35% improvement YoY

Q1 Key Highlights

•	Surpassed quarterly gross merchandise value[1] (GMV) and total payments volume[2] (TPV) Q1 guidance for deliveries, mobility and financial services, respectively.

•	Improved Group and deliveries adjusted EBITDA margins, as a percentage of GMV, from the previous quarter.

•	Demonstrated continued growth in financial services, and nearly doubled enterprise and new initiatives GMV year-on-year (YoY).

•	Mobility segment continued to rebound as we increased the number of active drivers[3] on our platform

1 GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

2 Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre-InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation.

3 Active driver-partners are defined as Grab’s driver-partners that had bid at least one job on the Grab driver app during a month. Active driver-partners over a quarterly or annual period are calculated based on the average of the Active drivers for each month in the relevant period

•

As of March 31, 2022, Grab had cash liquidity of $8.2 billion, a decrease from $9.0 billion as of December 31, 2021 primarily due to net cash outflow from operating activities and the acquisition of Jaya Grocer.

First Quarter Group Financial and Operational Highlights

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	4,805	3,644	32%
MTUs[4] (millions of users)	30.9	28.0	10%
GMV per MTU ($)	155	130	19%
Partner incentives	216	139	55%
Consumer incentives	344	186	85%

Financial measures:
Revenue	228	216	6%
Loss for the period	(435)	(666)	35%
Total Segment Adjusted EBITDA	(75)	35	NM
Adjusted EBITDA	(287)	(111)	(158)%

Q1 Business Review

We delivered strong first quarter results that surpassed quarterly GMV and TPV guidance, driven by robust year-on-year GMV growth across all business segments. Overall, GMV and revenue grew 32% and 6% year-on-year respectively, driven by mobility segment acceleration, strong core food and groceries growth as we expanded our merchant selection and contributions from Jaya Grocer. Revenue rose 87% compared to the prior quarter, as total incentives in the deliveries segment moderated and this was the first quarter that included Jaya Grocer financial results since we closed the acquisition at the end of January 2022.

As countries eased pandemic restrictions further during the quarter, monthly transacting users (MTUs) rose 10% year-on-year to reach 30.9 million, while average spend per user, defined as GMV per MTU, rose 19% to $155, indicating resilient demand for our services.

4 MTUs means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Figure is inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for Q1 2022 and Q1 2021 would be 27.8 million and 23.8 million respectively, and GMV per MTU will be $173 and $153 respectively.

Adjusted EBITDA was negative $287 million, declining from negative $111 million a year ago on higher regional costs and incentive investments, while adjusted EBITDA improved by approximately $17 million compared to the fourth quarter 2021, as total incentives in our deliveries segment came down. Adjusted EBITDA margins as a percentage of GMV declined to (6.0)% in the quarter compared to (3.1)% in the same period a year ago, but improved from (6.8)% achieved in the previous quarter. Net loss for the quarter was $435 million, a 35% improvement year-on-year, primarily due to elimination of the non-cash interest expense of Grab’s convertible redeemable preference shares that converted to ordinary shares in December 2021 and will no longer be incurred going forward.

First Quarter Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q1 2022	Q1 20121	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	2,562	1,702	50%
Commission Rate	19.9%	18.2%

Financial measures:
Revenue	91	53	70%
Segment Adjusted EBITDA	(56)	(4)	NM

Our deliveries segment registered strong GMV and revenue growth driven by continued growth in food and groceries deliveries and contributions following our acquisition of Jaya Grocer. Deliveries’ MTUs and average spend per user grew by 26% and 19% year-on-year respectively, as we expanded our merchant selection and deepened local merchant relationships to give users more reasons to transact with Grab.

In Q1 2022, active merchant-partners5 grew by 34% year-on-year and we continued to forge strong local partnerships to drive organic growth. For example, we launched a pilot in the first quarter to partner with and promote local food merchants to our users by creating bespoke marketing materials that we amplified in-app. We saw early positive results from this pilot and we plan to expand these partnerships this year.

Segment Adjusted EBITDA declined $52 million year-on-year to negative $56 million, but improved by 34% from the previous quarter as total incentives spent moderated on a sequential basis. We also made progress on our deliveries unit economics with segment adjusted EBITDA margins as a percentage of GMV, improved to (2.2)% in the quarter from (3.5)% in the fourth quarter 2021 as total incentives as a proportion of deliveries GMV declined to 16.3% from 18.2% quarter-on-quarter.

Mobility

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	834	808	3%
Commission Rate[6]	23.4%	22.6%

Financial measures:
Revenue	112	145	(22)%
Segment Adjusted EBITDA	82	115	(29)%

5 Active merchant-partners are defined as Grab’s merchant-partners that had completed at least one order on the Grab merchant app during a month. Active merchant-partners over a quarterly or annual period are calculated based on the average of the Active merchants for each month in the relevant period.

6 Commission Rate is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement

In the first quarter, our mobility segment showed signs of a rebound on both the demand and supply side of the marketplace.

Segment MTUs continued to recover and mobility GMV rose 9% quarter-on-quarter, signaling demand recovery after the impact of Omicron in the first two months of the quarter. We increased our average monthly active drivers by 220,000 from the third quarter 2021 to the first quarter 2022. The number of active drivers on our platform over Q1 2022 reached the highest level since Q2 2020, indicating that our efforts to onboard more drivers for our platform are bearing fruit.

Revenue and segment adjusted EBITDA declined year-on-year as we spent to acquire drivers to capture demand coming back online. Segment Adjusted EBITDA margin for mobility declined to 9.8% of GMV in Q1 2022 compared to 14.3% of GMV in Q1 2021 and from 10.1% of GMV in the previous quarter.

Furthermore, we are closely monitoring the impact of fuel price inflation on our driver-partners’ earnings and taking steps to support them. In Q1 2022, we raised ride-hailing fares in Vietnam, while in Singapore we introduced a temporary driver fee of S$0.50 per ride in addition to fuel discount schemes to help our partners defray higher operating costs.

Financial Services

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
Pre-Interco Total Payment Volume (TPV)	3,600	2,727	32%
Pre-Interco TPV: Off-Grab	1,357	1,134	20%
GMV	1,357	1,108	23%
Commission Rate	2.5%	2.1%

Financial measures:
Revenue	11	8	52%
Segment Adjusted EBITDA	(102)	(78)	(30)%

Financial Services (Pre-InterCo) TPV grew robustly in the first quarter, driven by on-platform growth as well as strong MTUs growth of 18% year-on-year. Continued on-platform transaction growth enhances our Superapp flywheel, as GrabPay users have higher levels of retention rates, spending and cross-segment usage compared to cash-users.

Revenue and GMV grew 52% and 23% year-on-year respectively, driven by off-platform GMV growth and strong ecosystem lending growth. TPV7 of our Buy Now Pay Later product has grown 5 times from Q1 2021 to Q1 2022. Overall loans disbursed, that includes Buy Now Pay Later loans, grew 3 times in the same period.

In the quarter, OVO continued to execute on its open ecosystem strategy, signing up key partners and launching its first recurring payment partnership with a global subscription-based streaming service. OVO also expanded its partnerships with key merchants in the groceries, travel and marketplace segments to capture growth opportunities in those segments. One such partner is Indomaret, a convenience store chain in Indonesia. In the quarter, the number of Indomaret top-up transactions to the OVO wallet grew 57% month-on-month on average, indicating the partnership’s success in driving user stickiness for OVO.

In the quarter, we also launched our first Islamic financing product with a partner in Malaysia. The Shariah-compliant product lets eligible drivers tap convenient financing options to address their cash flow needs. This product is yet another example of how we deliver value to our users via our hyperlocal approach.

Financial services segment adjusted EBITDA for Q1 2022 declined in the quarter to $(102) million, versus $(78) million in Q1 2021 on continued investment into our digital bank strategy and higher consumer incentives, while segment adjusted EBITDA margin for Q1 2022 was at (2.8)% of TPV, an improvement from (2.9)% in Q1 2021.

Enterprise and New Initiatives

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	52	26	98%

Financial measures:
Revenue	14	10	34%
Segment Adjusted EBITDA	1	2	(51)%

In the quarter, enterprise and new initiatives GMV and revenue grew strongly on a year-over-year basis driven by gains in our advertising business. GrabAds also increased its advertiser base seven times compared to the same period a year ago, by onboarding more Grab merchants on its advertising platform that provides search and display advertising options to drive in-app sales.

7 Calculated as the year-on-year change in TPV (pre-interCo) generated from Buy Now Pay Later.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information and Non-IFRS Financial Measures

Grab’s unaudited selected financial data for the three months ended March 31, 2022 and 2021 included in this document and the investor webcast is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited.

This document and the investor webcast also include references to non-IFRS financial measures, which include: Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This document and the investor webcast also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

Explanation of non-IFRS financial measures:

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

•	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•	Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Gross Merchandise Value.

	Q1 FY2022	Q1 FY2021
($ in millions, unless otherwise stated)	$	$
Loss for the period	(435)	(666)
Net interest expenses	27	420
Other income	(2)	(6)
Income tax expenses	1	1
Depreciation and amortization	34	84
Share-based compensation expenses	121	34
Unrealized foreign exchange (gain)/loss	(1)	1
Impairment losses / (gains) on goodwill and non-financial assets	3	(1)
Fair value change on investments	(39)	13
Restructuring costs	*	*
Legal, tax and regulatory settlement provisions	4	9

Adjusted EBITDA	(287)	(111)
Regional corporate costs	212	146

Total Segment Adjusted EBITDA	(75)	35

Segment Adjusted EBITDA
Deliveries	(56)	(4)
Mobility	82	115
Financial services	(102)	(78)
Enterprise and new initiatives	1	2

Total Segment Adjusted EBITDA	(75)	35

*	Amount less than $1 million

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Commission Rate represents the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight on such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Q1 2022	Q1 2021
($ in millions, except for per share data)	$	$
Revenue	228	216
Cost of revenue	(310)	(241)
Other income	3	6
Sales and marketing expenses	(70)	(45)
General and administrative expenses	(169)	(89)
Research and development expenses	(119)	(75)
Net impairment losses on financial assets	(8)	(3)
Other expenses	*	*

Operating loss	(445)	(231)
Finance income	49	8
Finance costs	(37)	(442)

Net finance income/(costs)	12	(434)
Share of loss of equity-accounted investees (net of tax)	(1)	*

Loss before income tax	(434)	(665)
Income tax expense	(1)	(1)

Loss for the period	(435)	(666)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(5)	(17)

Other comprehensive loss for the period, net of tax	(5)	(17)

Total comprehensive loss for the period	(440)	(683)

Loss attributable to:
Owners of the Company	(423)	(657)
Non-controlling interests	(12)	(9)

	(435)	(666)

Total comprehensive loss attributable to:
Owners of the Company	(429)	(653)
Non-controlling interests	(11)	(30)

	(440)	(683)

Loss per share:
Basic	$(0.11)	$(3.18)
Diluted	$(0.11)	$(3.18)

*	Amount less than $1 million

Condensed consolidated statement of financial position

	March 31, 2022	December 31, 2021
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	508	441
Intangible assets and goodwill	905	675
Associates and joint venture	48	14
Deferred tax assets	4	5
Other investments	1,283	1,241
Prepayments and other assets	126	127

	2,874	2,503

Current assets
Inventories	45	4
Trade and other receivables	304	255
Prepayments and other assets	226	185
Other investments	4,095	3,240
Cash and cash equivalents	3,387	4,991

	8,057	8,675

Total assets	10,931	11,178

Equity
Share capital and share premium	22,072	21,529
Reserves	532	606
Accumulated losses	(14,974)	(14,402)

Equity attributable to owners of the Company	7,630	7,733
Non-controlling interests	46	286

Total equity	7,676	8,019

Non-current liabilities
Warrant liabilities	20	54
Loans and borrowings	2,082	2,031
Provisions	17	18
Other liabilities	119	27
Deferred tax liabilities	19	3

	2,257	2,133

Current liabilities
Loans and borrowings	156	144
Provisions	38	35
Trade and other payables	801	844
Current tax liabilities	3	3

	998	1,026

Total liabilities	3,255	3,159

Total equity and liabilities	10,931	11,178

Condensed consolidated statement of cash flow

	Q1 2022	Q1 2021
($ in millions, unless otherwise stated)	$	$
Cash flows from operating activities
Loss before income tax	(434)	(665)
Adjustments for:
Amortization of intangible assets	4	58
Depreciation of property, plant and equipment	30	26
Impairment of property, plant and equipment	3	(1)
Equity-settled share-based payment	121	34
Finance costs	37	442
Net impairment loss on financial assets	8	3
Finance income	(49)	(8)
Loss on disposal of property, plant and equipment	—	1
Share of loss of equity-accounted investees (net of tax)	1	*
Change in provisions	2	—

	(277)	(110)

Changes in:
- Inventories	9	*
- Deposit pledged	(18)	—
- Trade and other receivables	(116)	6
- Trade and other payables	(57)	(46)

Cash used in operations	(459)	(150)
Income tax paid	(6)	(1)

Net cash used in operating activities	(465)	(151)

Cash flows from investing activities
Acquisition of property, plant and equipment	(10)	(5)
Purchase of intangible assets	(3)	(6)
Proceeds from disposal of property, plant and equipment	3	9
Acquisition of businesses, net of cash acquired	(175)	—
Net acquisitions of other investments	(891)	(688)
Restricted cash	—	1
Interest received	9	7

Net cash used in investing activities	(1,067)	(682)

Cash flows from financing activities
Proceeds from exercise of share options	—	39
Payment of share listing and associated expenses	(39)	—
Proceeds from bank loans	30	1,932
Repayment of bank loans	(38)	(31)
Payment of lease liabilities	(7)	(5)
Proceeds from issuance of convertible redeemable preference shares	—	62
Proceeds from subscription of shares in subsidiaries by non-controlling interests	—	41
Deposit pledged	5	—
Interest paid	(37)	(3)

Net cash (used in)/ from financing activities	(86)	2,035

Net (decrease)/ increase in cash and cash equivalents	(1,618)	1,202
Cash and cash equivalents at January 1	4,838	2,004
Effect of exchange rate fluctuations on cash held	(5)	(26)

Cash and cash equivalents at March 31	3,215	3,180

*	Amount less than $1 million